Exhibit 99.1

(Note)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

(Securities Code: 3053)

March 7, 2019

To our shareholders:

Kunio Ichinose,

Representative Director, President and Chief Executive Officer

Pepper Food Service Co., Ltd.

1-3, Taihei 4-chome, Sumida-ku, Tokyo

Notice of the 34th Annual Shareholders’ Meeting

You are cordially invited to attend the 34th Annual Shareholders’ Meeting of Pepper Food Service Co., Ltd. (the “Company”), which will be held as indicated below.

If you are unable to attend the meeting in person, you may exercise your voting rights in writing. Please review the attached Reference Documents for the Shareholders Meeting, and indicate your approval or disapproval of the proposal in the enclosed voting form and then return the form to the Company by postal mail so that your vote is received by 7:00 p.m. on Wednesday, March 27, 2019 (JST).

1.	Date and Time:	Thursday, March 28, 2019, at 10:00 a.m. (JST)

2.	Venue:	East 21 Hall, 1st floor, Hotel East 21 Tokyo
3-3, Toyo 6-chome, Koto-ku, Tokyo

3.	Purpose of the Meeting

Matters to be reported

1.  The Business Report, the Consolidated Financial Statements, and the audit results of the Consolidated Financial Statements by the Accounting Auditors and the Board of Corporate Auditors for the 34th term (from January 1, 2018 to December 31, 2018)

2. The Non-Consolidated Financial Statements for the 34th term (from January 1, 2018 to December 31, 2018)

Matter to be resolved

	Proposal:	Appropriation of Surplus

*	On the day of the meeting, all attending shareholders shall receive Ikinari! Steak - A Complete Guide by Hisashi Takahashi.

You are kindly requested to present the enclosed voting form to the receptionist when you attend the meeting in person.

If any amendments are made to the Reference Documents for the Shareholders Meeting, Consolidated Financial Statements or Non-Consolidated Financial Statements, such amendments will be posted on the Company’s website (https://www.pepper-fs.co.jp/).

(Attached materials)

Business Report

(From January 1, 2018 to December 31, 2018)

1.	Current Status of the Corporate Group (the “Group”)

(1)	Status of business

(i)	Progress and results of the business

During the fiscal year ended December 31, 2018, the Japanese economy experienced a gradual lift from a slight increase in corporate earnings backed by a relatively favorable global economy, despite a temporary dip in individual consumption due to the impacts of natural disasters such as earthquakes and torrential rains. However, the outlook remains unclear with multiple issues yet to be resolved, such as trade friction between China and the U.S. and the U.K.’s withdrawal from the EU.

In the restaurant industry, proactive employment of foreign nationals as a new labor source has been promoted for addressing the recent labor shortage, but the business environment remains difficult with background factors including higher energy prices and personnel expenses.

Under such circumstances, according to the basic precept of our group, “A life with challenges brings a brighter future,” the Group is undergoing a business expansion with the goal of opening 18 new Pepper Lunch restaurants and 200 new Ikinari! Steak restaurants (80 directly-owned and 120 franchise restaurants) for the current fiscal year. The Group has also made ongoing efforts to strengthen its systems that enable the Group to provide safe and reliable products to its customers. In addition, since September 27, 2018, the Company has been listed on the U.S. NASDAQ Stock Exchange as the first Japanese restaurant chain to issue American Depository Receipts (ADR).

Net sales from restaurants in Japan proceeded firmly, and the targets of the new restaurant opening plan were achieved. On a non-consolidated basis, net sales for the current fiscal year were ¥62,650 million (an increase of 74.4% over the previous year), operating profit was ¥4,784 million (an increase of 82.9% over the previous year), and ordinary profit was ¥4,798 million (an increase of 80.7% over the previous year). As the result of recording a loss on valuation of shares of subsidiary of ¥611 million as a result of extraordinary losses recorded at a subsidiary, a provision of allowance for doubtful accounts of ¥1,919 million, and a provision for loss on guarantees of ¥1,268 million, the Company recorded a net loss of ¥530 million (compared with a profit of ¥1,667 million for the previous fiscal year).

On a consolidated basis, the Group aimed to improve operating results by implementing an early withdrawal from restaurants not expected to yield profit in response to weak operating results at restaurants operated by a U.S. subsidiary, and in the United States, the Group recorded an impairment loss of ¥1,158 million and a provision for business structure improvements of ¥1,310 million as an extraordinary loss. In fiscal 2019, seven out of the 11 restaurants operated by the subsidiary will be closed, and two restaurants situated in prime locations will be converted to the more profitable Pepper Lunch format while the other two restaurants with good profitability will continue to operate as Ikinari! Steak restaurants. In addition, the Group plans to open a new Pepper Lunch restaurant in Las Vegas.

As a result, net sales for the current fiscal year were ¥63,509 million (an increase of 75.3% over the previous year), operating profit was ¥3,863 million (an increase of 68.1% over the previous year), ordinary profit was ¥3,876 million (an increase of 66.9% over the previous year), and loss attributable to owners of parent was ¥121 million (compared with profit attributable to owners of parent of ¥1,332 million for the previous year).

Performance by segment is as follows:

Pepper Lunch Business

In the Pepper Lunch Business, the Group exhibited at the JAPAN INTERNATIONAL FRANCHISE SHOW in January (January 31 to February 2) with the aim of promoting franchises. In April, the Group introduced the “d POINT” point program operated by NTT DOCOMO, INC., commemorating the event with a campaign in which original Pepper Lunch d POINT cards with special promotions such as free soft drinks were distributed to the first 100,000 applicants. In November, the Pepper Lunch Business adopted the delivery service already operating in the Ikinari! Steak Business and is steadily expanding the number of its restaurants that provide this service.

Overseas, the Group opened its first Pepper Lunch restaurant on the U.S. mainland in the suburb of Los Angeles in January.

With regard to the overseas Pepper Lunch Business, equipment sales and other revenue generated from the opening of new restaurants, royalty income, etc. totaled ¥373 million (an increase of 7.4% over the previous year).

As a result, net sales for the current fiscal year were ¥7,654 million (an increase of 8.3% over the previous year) and segment profit was ¥1,348 million (an increase of 1.7% over the previous year). In addition, 56 new Pepper Lunch restaurants opened during the current fiscal year (including 39 overseas restaurants), bringing the total number of Pepper Lunch restaurants to 470.

Restaurants Business

In the Restaurants Business, in the steak business format, “Sumiyaki Steak Kuni,” the pork cutlet business format, “Kodawari Tonkatsu Katsukitei,” and the beef tongue business format, “Gyutan Sendai Natori,” the Group worked to improve sales and profits at existing restaurants by introducing volume-increase sales promotions for steak and seasonal menus as individual store promotions for each business format, as well as limited-time promotional events to express gratitude to customers.

However, there were also restaurants that closed or had changes in business format, and net sales for the current fiscal year were ¥1,513 million (a decrease of 27.2% over the previous year) and segment profit was ¥105 million (a decrease of 33.4% over the previous year). In addition, the total number of restaurants in the Restaurants Business is now 16.

Ikinari! Steak Business

In the Ikinari! Steak Business, the Group’s promotion activities included collaboration campaigns with popular movies such as “Avengers: Infinity War” and “Bohemian Rhapsody,” a business agreement with Japan Airlines Co., Ltd. (JAL) regarding mileage program (where 9,000 JAL miles is equivalent to ¥10,000 in Niku (Beef) Money), a coupon campaign with “ZOZOTOWN” operated by ZOZO, Inc. (September 10 to September 30), and sales of a collaboration product with Lawson, Inc., called “dekaraage-kun.”

In November, the Group attempted to set a new Guinness World Record for serving the most beef-steaks within 24 hours in a restaurant and achieved a new world record, serving 1,734 steaks.

In December, the Group held a “New Year’s Big Thank You Campaign” to commemorate the achievement of 200 restaurant openings in one year and the presence of at least one restaurant in each of Japan’s 47 prefectures.

As a result, net sales for the current fiscal year were ¥54,131 million (an increase of 100.4% over the previous year), segment profit was ¥5,311 million (an increase of 111.2% over the previous year). In addition, 211 new Ikinari! Steak restaurants opened during the current fiscal year (including 9 overseas restaurants), bringing the total number of Ikinari! Steak restaurants to 397.

Products Business

In the Products Business, the Group actively promoted online sales of “frozen Hamburg steak,” “frozen pepper rice,” and “Ikinari! SteakTM Set” that customers can enjoy at home. The Group also received royalty income from “Ikinari! Sauce,” “Ikinari! SteakTM Kanshu (Selection) Beef Garlic Pilaf” and Ikinari! SteakTM collaboration snack products, which contributed to brisk sales.

As a result, net sales for the current fiscal year were ¥209 million (an increase of 170.4% over the previous year) and segment profit was ¥23 million (an increase of 444.3% over the previous year).

Sales by business segment is as follows:

Name of business segment	Net sales (Thousands of yen)	Composition ratio (%)	Year-on-year changes (%)
Pepper Lunch Business	7,654,449	12.1	108.3
Restaurants Business	1,513,917	2.4	72.8
Ikinari! Steak Business	54,131,872	85.2	200.4
Products Business	209,493	0.3	270.4

Total	63,509,733	100.0	175.3

(Notes)	1.	Consumption taxes are not included in the above amounts.
	2.	Net sales of products business are the sales of pork cutlet sauce, frozen pepper rice, frozen Hamburg steaks, and other products.

(ii)	Capital expenditures

The total amount of capital expenditures implemented in the current fiscal year totaled ¥7,048 million. The main subjects of the capital expenditures are for new restaurant constructions and restaurant renovations in Pepper Lunch Business, Restaurants Business and Ikinari! Steak Business.

(iii)	Financing

The Company has procured long-term loans payable of ¥4,507 million from financial institutions for the appropriated capital expenditure and working capital on a consolidated basis for the current fiscal year.

(vi)	Transfers of business, split-offs or spin-offs

Not applicable.

(v)	Acquisition of business from other companies

Not applicable.

(vi)	Succession to the rights and responsibilities of other companies through mergers and acquisitions

Not applicable.

(vii)	Acquisition or disposal of shares or other equities or stock acquisition rights of other companies

Not applicable.

(2)	Trends in consolidated operating results and assets for and at the end of the current fiscal year and the most recent three fiscal years

Classification	31st term (Fiscal year ended December 31, 2015)	32nd term (Fiscal year ended December 31, 2016)	33rd term (Fiscal year ended December 31, 2017)	34th term (Current fiscal year) (Fiscal year ended December 31, 2018)
Net sales (Thousands of yen)	16,198,363	22,333,065	36,229,913	63,509,733
Profit (loss) attributable to owners of parent (Thousands of yen)	411,482	572,973	1,332,507	(121,801)
Net earnings (loss) per share (Yen)	44.04	58.53	66.13	(5.87)
Total assets (Thousands of yen)	6,708,918	9,198,588	15,798,636	25,993,018
Net assets (Thousands of yen)	2,338,457	2,777,580	4,286,827	3,745,865
Net assets per share (Yen)	239.27	281.09	204.43	170.18

(Notes)	1.	The Company conducted the 3-for-1 common stock split effective on July 1, 2015. Therefore, the amount of net earnings per share and the amount of net assets per share are calculated on the basis that such stock split was conducted at the beginning of the 31st term.
	2.	The Company conducted the 2-for-1 common stock split effective on September 1, 2017. Therefore, the amount of net earnings per share and the amount of net assets per share are calculated on the basis that such stock split was conducted at the beginning of the 33rd term.
	3.	The Company began preparing financial statements on a consolidated basis from the 32nd term onward, and accordingly, the 31st term is non-consolidated.

(3)	Items of the principal parent companies and subsidiaries

(i)	Parent company

Not applicable.

(ii)	Major subsidiary

Name of the company	Share capital		Voting rights ratio	Major business lines
Kuni’s Corporation	US$	5,560,000	100%	Operation of restaurants

(4)	Issues that the Group faces

For the current fiscal year, the Group has increased its target for restaurant openings compared to the previous fiscal year. The Group will continue to provide thorough training on hygiene standards for employees at all restaurants, including existing restaurants, in an effort to provide safe, reliable food to the customers. The Group is also strongly aware that securing human resources for the expansion in restaurant numbers is an important challenge. The Group will therefore strive to increase employee’s motivation by improving the working environment, such as holidays and working hours, and increasing base wages, introducing a bonus system for part-time workers, and providing promotions at any time in accordance with ability with the goal of being the No. 1 company in Japan for quick advancement. The Group also aims to increase communication between employees, and this year once again it has organized staff trips and the like as part of efforts to promote regular annual events.

(i)	Employee training

On top of putting in place strict employee hiring criteria, franchise agreement criteria and outsourced store business criteria, the Group also puts utmost effort into training courses to train excellent personnel. In addition, from the perspective of ensuring full adherence to compliance requirements, the Group strives to create a workplace environment in which rule-breaking and criminal behavior does not occur and cultivate a sense of solidarity among employees.

(ii)	Strengthening of marketing

The Group engaged in public relations, advertising, and promotional activities aimed at gaining new customers and improving the repeat customer rate.

In the Pepper Lunch Business, the Group worked to improve the repeat customer rate and gain new customers by adopting shared point systems, starting the d POINT program in April and the WAON Point program in July, following the Rakuten Point program. In October, the Group introduced a delivery service (Uber Eats) at some of its restaurants. The service is marking remarkable sales day by day, and the Group aims to expand the service area going forward.

The Ikinari! Steak Business was created as a specialty steak restaurant that sells high quality, high value-added thick cut stakes at a reasonable price so that customers can enjoy steak on a regular basis. Aiming to create convenient, local restaurants that play an essential role in the local community, the Group has managed to open restaurants in every prefecture of Japan in under five years. The Group has steadily developed the format under the Company’s slogan, “Making Steak a Part of Japanese Food Culture.”

The Group also works to create topics of interest through corporate tie-ups with major movie productions by The Walt Disney Company and Twentieth Century Fox Film Corporation and with video game companies, collaboration projects with food and confectionery manufacturers, Guinness World Record challenges and others, and to improve name recognition and image of the Group through media exposure in TV, newspapers, magazines, and so forth.

As of December 31, 2018, the Group has issued 9,914,593 of its original “Niku (Beef) Mileage Cards.” Of these, 490,629 are Gold Cards issued to customers who have eaten a total of 3 kg or more of beef, 32,441 are Platinum Cards for customers who have eaten 20 kg or more, and 675 are Diamond Cards for customers who have eaten 100 kg or more.

The Ikinari! App has been downloaded more than 1.4 million times, and is being developed into a powerful in-house promotional tool. The 29th of each month (pronouncing “29” as “2 (ni) 9 (ku)” makes “niku (beef)” in Japanese) is well recognized by customers as “Beef Day” (5 times Niku (Beef) Money charge bonus), where the amount of money charge and usage amount of Niku (Beef) Money have doubled. In May, a delivery service (fineDine) commenced operation at some restaurants, and in July, we started exchanging JAL miles issued by Japan Airlines Co., Ltd. (JAL) into Niku (Beef) Money and the restaurants started enabling JAL credit card holders to earn JAL miles. In October, the Group introduced d POINT program operated by NTT DOCOMO, INC.

Looking forward, the Group aims to work on the quality and presentation of its products and put more effort into marketing strategies.

(iii)	Safety management and diversification of food procurement routes

The Group maintains strict food safety management procedures to provide customers with safe food products by carefully selecting the origins and suppliers of ingredients for the safe and stable supply of products while also promoting diversification. The Company arranges for ISO inspectors to visit the distribution centers and also the processing plants of food ingredient suppliers not only before the start of business transactions but also after business transactions have started in order to provide confirmation of the statuses of hygiene control and quality control. In addition, when deciding on the place of origin and supplier for food ingredients, the Group will collect pertinent information and aim to ensure even greater food safety management.

(iv)	Concerning the securing of candidate properties for opening new restaurants

Securing properties for restaurants that are suitable for the Company’s line of business is a major management challenge that will need to be carried out to achieve future new restaurant opening plans. As part of its efforts to secure many excellent restaurant properties, the Company is broadening the routes that it uses to acquire restaurant property information, through such means as obtaining information on restaurant properties from outside cooperating parties.

(v)	Development of franchisees

The Company operates its business with a focus on franchising, and the development of franchisees is a key challenge for the continued expansion of its operations. In addition to the traditional methods for developing franchisees, the Company is aggressively working on the development of franchisees by holding information sessions for new prospective franchisees who are referred by financial institutions and other outside cooperating parties.

(5)	Major business lines (As of December 31, 2018)

Name	Overview
Pepper Lunch Business

Pepper LunchTM is a business format that has been developed through the creation of restaurant operation as a package, which, based on a cooking technique, taste and menu of a restaurants business that has been in operation since the Company’s establishment, comprises a fully working system that operates on newly developed equipment and appliances, a reliably consistent taste realized through making specification-sheet based orders to food manufacturers, and solid fundamentals in customer service. The key feature of the business is a system, unique to this business, that can serve steaks and Hamburg steaks, which normally are expensive cuisine and require time until serving, in a short time at a low price by using our originally developed electromagnetic cooker with a thermal sensor. Specifically, the restaurant staff serve the ingredients of yet-to-be-cooked meat and vegetables onto special iron plates, which are heated rapidly using the electromagnetic cooker, and the customer cooks the food on the heated iron plates. As a result, part of the cooking process is entrusted to customer, making it possible to serve this cuisine in a short time and at a low price.

In the case of the franchised restaurant business, the Group finds franchisees and so that the franchisee can open a restaurant, the Group develops restaurant properties, manages the outfitting of the restaurant, sells the franchisee the store equipment and ingredients, and provides the franchisee with knowhow on running a restaurant. The Group then receives franchise contract fee, revenue from the wholesale trade of ingredients, royalties, and other fees from the franchisee.

In the case of the directly-operated restaurant business, the restaurants are directly operated by the Group. Mainly, these restaurants are where the Group introduces new products and services on a test basis, and conducts personnel training for the franchised restaurants. In addition, these restaurants provide the Group with the opportunity to have a direct grasp of customer opinions and the customers’ changing responses, etc. with respect to products and services and they are treated as bases at which the Group can provide the franchised restaurants with new knowhow.

In the case of the consignment business, a consignee operates the business operations of a Group-owned restaurant, and the Group pays the consignee a business consignment fee commensurate with the business performance. Before the parties who are interested in receiving the consignment can be consigned the restaurant operation, they must first undertake restaurant training, to learn the necessary skills and knowledge as a restaurant manager, such as customer relations, food preparation and restaurant management. Even after receiving the consignment, the consignees will carry out operations while receiving operational assistance from the Group’s Head Office.

Restaurants Business

The Group operates the restaurants business “Sumiyaki Steak Kuni,” an order-cut steak restaurant that serves steak that has been cut to the desired portion size in front of the customers’ eyes, “Kodawari Tonkatsu Katsukitei,” a restaurant specializing in pork cutlet, and “Gyutan Sendai Natori,” a restaurant dedicated to beef tongue. These restaurants are operated as directly operated by the Group, franchises, and consignment businesses.

The knowhow and menus that are accumulated through the Restaurants Business can also be utilized in the Pepper Lunch Business and the Ikinari! Steak Business.

Ikinari! Steak Business	The Ikinari! Steak Business started as a restaurant business format with the concept of enjoying steak and wine in a popular standing bar/restaurant in an urban business district before it became an independent business format. Like the “Sumiyaki Steak Kuni” business, it is an order-cut steak restaurant that serves steak that has been cut to the desired portion size in front of the customers’ eyes. Although it initially pursued the concept of having a streamlined menu and a standing restaurant style to increase customer turnover and provide cost performance, some restaurant locations have introduced seating to cater for a wider range of customer needs. In addition, the business has introduced the mobile phone application of “Niku (Beef) Mileage Card,” an original point card of Ikinari! SteakTM, and added a prepaid function that carries out cash transactions from the aforementioned application. The Group is operating the business format as a platform for medium- to long-term growth, and the restaurants are operated as directly operated by the Group, franchises, and consignment businesses.

Products Business

The Group carries out sales of pork cutlet sauce, frozen pepper rice, salad dressing, smoked raw ham and other foods, as well as the Pitaribashi (a pair of chopsticks that stick together). In the online business, the products sold by the Group include frozen Hamburg steaks, frozen pepper rice, frozen beef tongue, Ikinari! SteakTM Set (steak set for dining at home), salad dressing, and the face masks used by restaurant employees that allow people to still see employees’ smiling faces.

The Group also receives royalty income from the sale of products such as “Ikinari! Steak™ Kanshu (Selection)” sauces and pilafs and “Ikinari! Steak™ Collaboration Snacks.”

(6)	Major offices (As of December 31, 2018)

(i)	The Company

Head office	1-3, Taihei 4-chome, Sumida-ku, Tokyo

Directly-owned and franchised restaurants	Hokkaido:	9 stores	Aomori:	1 store	Iwate:	3 stores
	Miyagi:	5 stores	Akita:	1 store	Yamagata:	6 stores
	Fukushima:	3 stores	Ibaraki:	4 stores	Tochigi:	1 store
	Gunma:	1 store	Saitama:	24 stores	Chiba:	31 stores
	Tokyo:	89 stores	Kanagawa:	24 stores	Niigata:	3 stores
	Toyama:	1 store	Ishikawa:	2 stores	Fukui:	2 stores
	Yamanashi:	2 stores	Nagano:	8 stores	Gifu:	4 stores
	Shizuoka:	5 stores	Aichi:	9 stores	Mie:	5 stores
	Shiga:	2 stores	Kyoto:	1 store	Osaka:	14 stores
	Hyogo:	9 stores	Nara:	4 stores	Wakayama:	3 stores
	Shimane:	2 stores	Okayama:	5 stores	Hiroshima:	2 stores
	Tokushima:	2 stores	Kagawa:	3 stores	Ehime:	4 stores
	Kochi:	1 store	Fukuoka	6 stores	Nagasaki:	1 store
	Kagoshima:	1 store	Okinawa:	1 store

(ii)	Subsidiary

Kuni’s Corporation	c/o The Corporation Trust Company 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA

Subsidiary’s directly-owned restaurants	USA: 11 stores

(7)	Employees (As of December 31, 2018)

(i)	Employees of the Group

Business segment	Number of employees	Change from the end of the previous fiscal year
Pepper Lunch Business	68 [246]	Increased by 3 [Decreased by 9]
Restaurants Business	23 [72]	Decreased by 5 [Decreased by 54]
Ikinari! Steak Business	631 [2,382]	Increased by 277 [Increased by 1,085]
Products Business	1 [0]	—
Group-wide (common)	87 [16]	Increased by 16 [Increased by 7]

Total	810 [2,716]	Increased by 291 [Increased by 1,029]

(Note)	The number of employees are the number of employees employed by the company excluding casual, part-time and temporary workers. The number of casual, part-time and temporary workers are indicated inside the square brackets “[ ]” and the number shown indicates the yearly average if converted to 8-hour-shift workers.

(ii)	Employees of the Company

Number of employees	Change from the end of the previous fiscal year	Average age	Average years of service
793 [2,572]	Increased by 283 [Increased by 908]	37.7	2.0

(Notes)	1.	The number of employees are the number of employees employed by the company excluding casual, part-time and temporary workers. The number of casual, part-time and temporary workers are indicated inside the square brackets “[ ]” and the number shown indicates the yearly average if converted to 8-hour-shift workers.
	2.	The increase in the number of employees compared to the end of the previous fiscal year was the result of securing employees for restaurant employees accompanying the opening of directly operated restaurants, and Head Office employees.

(8)	Major borrowings (As of December 31, 2018)

Source	Balance (Thousands of yen)
MUFG Bank, Ltd.	¥3,042,088
Sumitomo Mitsui Banking Corporation	¥1,232,724
Mizuho Bank, Ltd.	¥289,305
Resona Bank, Limited	¥200,807
The Higashi-Nippon Bank, Limited	¥124,000
The Chiba Bank, Ltd.	¥105,548
The Tokyo Star Bank, Limited	¥82,000
Kiraboshi Bank, Ltd.	¥66,600
The Daishi Bank, Ltd.	¥58,340

(9)	Other significant matters concerning current status of the Group

Not applicable.

2.	Status of the Company’s Shares (As of December 31, 2018)

(1)	Total number of shares authorized to be issued:	70,800,000 shares
(2)	Total number of shares issued:	20,818,200 shares
(Note) The total number of shares issued increased by 198,000 shares due to the exercise of outstanding stock options.
(3)	Number of shareholders:	21,311
(4)	Major shareholders (Top 10)

Name of shareholders	Number of shares held (shares)	Shareholding ratio (%)
Kunio Ichinose	3,591,000	17.25
SFoods Inc.	2,466,000	11.85
Kensaku Ichinose	540,000	2.59
Yugen Kaisha K-ai	492,000	2.36
Maruzen Co., Ltd.	312,600	1.50
Japan Trustee Services Bank, Ltd. (Trust account 5)	304,000	1.46
Fuji Baking Group Co., Ltd.	265,800	1.28
Kumiko Nishioka	244,800	1.18
The Master Trust Bank of Japan, Ltd. (Trust account)	227,300	1.09
Japan Trustee Services Bank, Ltd. (Trust account 1)	204,200	0.98

(Note)	Shareholding ratio is calculated by deducting number of treasury shares (220 shares) from total number of shares issued.

3.	Status of Stock Acquisition Rights

(1)	Status of the stock acquisition rights owned by Officers of the Company that have been issued as compensation for their performance of duties (As of December 31, 2018)

	Date of resolution of issue	September 28, 2015		March 29, 2017		February 27, 2018
	Number of stock acquisition rights	240 units		550 units		550 units

	Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock: 48,000 shares (200 shares per stock acquisition right)		Common stock: 110,000 shares (200 shares per stock acquisition right)		Common stock: 55,000 shares (100 shares per stock acquisition right)

	Amount paid in for stock acquisition rights (per stock acquisition right)		¥1,308	No cash payment in exchange for the stock acquisition rights shall be required			¥19,392

	Due date of payment for stock acquisition rights	October 14, 2015		—		March 14, 2018

	Value of property to be contributed when stock acquisition rights are exercised (per stock acquisition right)	¥97,600 ¥488 per share		¥180,200 ¥901 per share		¥485,500 ¥4,855 per share

	Exercise period	From April 1, 2016 to April 30, 2019		From April 14, 2019 to April 13, 2022		From April 1, 2019 to March 31, 2022

	Conditions for exercise	(Note 2)		(Note 3)		(Note 4)

Status of stock acquisition rights held by Officers	Directors (excluding External Directors)	Number of stock acquisition rights:	210 units	Number of stock acquisition rights:	460 units	Number of stock acquisition rights:	460 units
		Number of shares to be issued upon exercise of stock acquisition rights:	42,000 shares	Number of shares to be issued upon exercise of stock acquisition rights:	92,000 shares	Number of shares to be issued upon exercise of stock acquisition rights:	46,000 shares
		Number of holders:	3	Number of holders:	7	Number of holders:	7
	External Directors	Number of stock acquisition rights:	0 units	Number of stock acquisition rights:	60 units	Number of stock acquisition rights:	60 units
		Number of shares to be issued upon exercise of stock acquisition rights:	0 shares	Number of shares to be issued upon exercise of stock acquisition rights:	12,000 shares	Number of shares to be issued upon exercise of stock acquisition rights:	6,000 shares
		Number of holders:	0	Number of holders:	2	Number of holders:	2
	Corporate Auditors	Number of stock acquisition rights:	30 units	Number of stock acquisition rights:	30 units	Number of stock acquisition rights:	30 units
		Number of shares to be issued upon exercise of stock acquisition rights:	6,000 shares	Number of shares to be issued upon exercise of stock acquisition rights:	6,000 shares	Number of shares to be issued upon exercise of stock acquisition rights:	3,000 shares
		Number of holders:	1	Number of holders:	1	Number of holders:	1

(Notes)	1.	The Company conducted the 3-for-1 stock split effective on July 1, 2015 and the 2-for-1 stock split on September 1, 2017. In conjunction with this, the number of shares to be issued upon exercise of stock acquisition rights and the value of property to be contributed when stock acquisition rights are exercised have been adjusted.
	2.	(1)	A holder of stock acquisition rights can exercise his or her rights allotted only when the amount of operating profit in the audited consolidated statement of income (or the non-consolidated statement of income, if consolidated financial statements have not been prepared) in the Company’s annual securities report for the fiscal years from 2015 through 2016 is ¥754 million or more. In addition, if there are any significant changes in the nature of operating profit to which reference should be made under the application of IFRS, the parameters to which there should be separate reference shall be specified, to a reasonable extent, by the Company’s Board of Directors.
		(2)	Even if the condition specified in (1) above is met, the stock acquisition rights shall become void if the average closing stock price of the Company’s common stock on the Tokyo Stock Exchange, Inc. for any five consecutive business days (excluding days without closing prices) is lower than 60% of the exercise price (amounts are rounded down to the nearest yen), at any point during the period from the allotment date to the expiration date of the stock acquisition rights.
		(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the total number of authorized shares.
		(6)	It is not possible to exercise less than one stock acquisition right.
	3.	(1)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(2)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(3)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the total number of authorized shares.
		(4)	Stock acquisition rights cannot be exercised in part.
		(5)	In cases where holders of the stock acquisition rights violate the agreement on the allotment of stock acquisition rights, they cannot exercise those stock acquisition rights.
	4.	(1)	A holder of stock acquisition rights can exercise the stock acquisition rights only when the amount of net sales in the Company’s consolidated statement of income for the fiscal year ended December 31, 2018 exceeds ¥62,932 million and operating profit exceeds ¥4,033 million.
		(2)	Even if the condition specified in (1) above is met, if the average closing stock price of the Company’s common stock on Tokyo Stock Exchange, Inc. for any five consecutive business days (excluding days without closing prices) is lower than 60% of the exercise price (amounts are rounded to the nearest yen), at any point during the period from the allotment date to the expiration date of the stock acquisition rights, the stock acquisition rights that have not been exercised until that point shall become void.
		(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the total number of authorized shares.
		(6)	Stock acquisition rights cannot be exercised in part.
		(7)	In cases where holders of the stock acquisition rights violate the agreement on the allotment of stock acquisition rights, they cannot exercise those stock acquisition rights.

(2)	Status of the stock acquisition rights owned by employees that have been issued as compensation for their performance of duties during the current fiscal year

Date of resolution of issue	February 27, 2018
Number of stock acquisition rights	1,867 units
Class and number of shares to be issued upon exercise of stock acquisition rights	Common stock: 688,400 shares (100 shares per stock acquisition right)
Amount paid in for stock acquisition rights	¥19,392 per stock acquisition right
Due date of payment for stock acquisition rights	March 14, 2018
Value of property to be contributed when stock acquisition rights are exercised	¥485,500 per stock acquisition right ¥4,855 per share
Exercise period	From April 1, 2019 to March 31, 2022
Conditions for exercise	(Note)
Status of stock acquisition rights delivered to employees

Number of stock acquisition rights: 1,867 units

Number of shares to be issued upon exercise of stock acquisition rights: 186,700 shares

Number of individuals to whom stock acquisition rights have been delivered: 129 employees

(Notes)	(1)	A holder of stock acquisition rights can exercise the stock acquisition rights only when the amount of net sales in the Company’s consolidated statement of income for the fiscal year ended December 31, 2018 exceeds ¥62,932 million and operating profit exceeds ¥4,033 million.
	(2)	Even if the condition specified in (1) above is met, if the average closing stock price of the Company’s common stock on Tokyo Stock Exchange, Inc. for any five consecutive business days (excluding days without closing prices) is lower than 60% of the exercise price (amounts are rounded to the nearest yen), at any point during the period from the allotment date to the expiration date of the stock acquisition rights, the stock acquisition rights that have not been exercised until that point shall become void.
	(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
	(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
	(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the total number of authorized shares.
	(6)	Stock acquisition rights cannot be exercised in part.
	(7)	In cases where holders of the stock acquisition rights violate the agreement on the allotment of stock acquisition rights, they cannot exercise those stock acquisition rights.

(3)	Other significant matters concerning stock acquisition rights

Not applicable.

4.	Corporate Officers

(1)	Status of Directors and Corporate Auditors (As of December 31, 2018)

Positions in the Company	Name	Areas of responsibility in the Company and significant concurrent positions outside the Company
Representative Director and President	Kunio Ichinose	CEO Director of Yugen Kaisha K-ai Director of Kuni’s Corporation

Executive Director	Kensaku Ichinose	General Manager of Management Division CFO

Managing Director	Kazunori Kanno

General Manager of Sales Management Division

General Manager of Pepper Lunch Business Division

General Manager of Ikinari! Steak Business Division

General Manager of Restaurants Business Division

General Manager of Global Business Division

General Manager of Sales Support Business Division

Director	Hidemitsu Ashida	General Manager of Development Division

Director	Hideki Kawano	Kuni’s Corporation President

Director	Takashi Tsuchiyama	General Manager of Personnel Division

Director	Hiroto Saruyama	General Manager of General Affairs Division

Director	Masato Inada	Representative Director and President of RE-Engineering Partners Co., Ltd. External Director of Taka-Q Co., Ltd.

Director	Takayuki Yamamoto	Representative Partner of Yamamoto Takayuki Certified Public Accounting Office External Corporate Auditor of Cosmo Mates Co., Ltd.

Full-Time Corporate Auditor	Yukinobu Ota	—

Corporate Auditor	Moriyuki Kurihara	—

Corporate Auditor	Jotaro Fujii	Representative Director and President of Fujii Consulting Co., Ltd.

(Notes)	1.	Directors Masato Inada and Takayuki Yamamoto are External Directors. The Company has submitted notification to Tokyo Stock Exchange, Inc. that they have been appointed as independent officers as provided for by the aforementioned exchange.
	2.	Full-Time Corporate Auditor Yukinobu Ota and Corporate Auditors Moriyuki Kurihara and Jotaro Fujii are External Corporate Auditors. The Company has submitted notification to Tokyo Stock Exchange, Inc. that they have been appointed as independent officers as provided for by the aforementioned exchange.
	3.	Full-Time Corporate Auditor Yukinobu Ota has many years of experience at banks and other financial institutions, and has extensive knowledge and insight into finance and accounting.
	4.	Corporate Auditor Masataka Kachi retired from office due to resignation at the conclusion of the 33rd Annual Shareholders’ Meeting held on March 29, 2018.
	5.	The following changes were instituted in the responsibilities of Directors after December 31, 2018.

•	As of January 1, 2019

Name	New titles	Previous titles
Kensaku Ichinose	Representative Director, Vice President General Manager of Management Division, CFO	Executive Director General Manager of Management Division, CFO

Kazunori Kanno	Managing Director General Manager of Sales Management Division General Manager of Restaurants Business Division General Manager of Global Business Division

Managing Director

General Manager of Sales Management Division

General Manager of Pepper Lunch Business Division

General Manager of Ikinari! Steak Business Division

General Manager of Restaurants Business Division

General Manager of Global Business Division

General Manager of Sales Support Business Division

Hidemitsu Ashida	Managing Director General Manager of Development Division	Director General Manager of Development Division

Hiroto Saruyama	Managing Director Manager of Corporate Planning Office	Director General Manager of General Affairs Division

Takashi Tsuchiyama	Director President’s Office	Director General Manager of Personnel Division

(2)	Summary of details of limited liability agreement

Masato Inada and Takayuki Yamamoto are currently External Directors of the Company, and the Company has entered into an agreement set forth in Article 31 of the Group’s articles of incorporation with them regarding their liability for damages under Article 423, paragraph 1 of the Companies Act.

Yukinobu Ota, Moriyuki Kurihara and Jotaro Fujii are currently External Corporate Auditors of the Company, and the Company has entered into an agreement set forth in Article 42 of the Group’s articles of incorporation with them regarding their liability for damages under Article 423, paragraph 1 of the Companies Act.

The maximum amount of liability for damages under these agreements is the minimum liability amount provided for in the Article 425, paragraph 1 of the Companies Act.

(3)	Compensation to Directors and Corporate Auditors

Classification	Number of people		Total compensation (Thousands of yen)
Directors	9		228,451
[Of which, External Directors]	[2	]	[11,856	]
Corporate Auditors	4		21,157
[Of which, External Corporate Auditors]	[3	]	[18,324	]
Total	13		249,609
[Of which, External Officers]	[5	]	[30,180	]

(Notes)	1.	The number of Corporate Auditors and the corresponding total compensation are inclusive of one Corporate Auditor who retired at the conclusion of the 33rd Annual Shareholders’ Meeting held on March 29, 2018.
	2.	The compensation for Directors excludes the salary to be paid for service as employee for Directors who concurrently serve as employees.
	3.	The Company resolved that the maximum annual compensation for Directors shall be not more than ¥400 million (this amount excludes the salary to be paid for service as employee) at the 33rd Annual Shareholders’ Meeting held on March 29, 2018.
	4.	The Company resolved that the maximum annual compensation for Corporate Auditors shall be not more than ¥30 million at the 32nd Annual Shareholders’ Meeting held on March 29, 2017.

(4)	External Directors and External Corporate Auditors

(i)	Significant concurrent positions outside the Company and relation between the Company and such other corporations

•

Director Masato Inada serves as Representative Director and President of RE-Engineering Partners Co., Ltd. and External Director of Taka-Q Co., Ltd. There is no business relationship between the Company and both companies.

•

Director Takayuki Yamamoto serves as Representative Partner of Yamamoto Takayuki Certified Public Accounting Office and External Corporate Auditor of Cosmo Mates Co., Ltd. There is no business relationship between the Company and both organizations.

•	Corporate Auditor Jotaro Fujii serves as Representative Director and President of Fujii Consulting Co., Ltd. There is no business relationship between the Company and Fujii Consulting Co., Ltd.

(ii)	Main activities during the current fiscal year

Main activities
Director Masato Inada	Mr. Masato Inada attended all 20 meetings of the Board of Directors held in the current fiscal year. He remarks on proposals and deliberations from a professional perspective drawing on his ample experience and extensive insights given his background that includes acting as an officer and a business manager of multiple enterprises.

Director Takayuki Yamamoto	Mr. Takayuki Yamamoto attended all 20 meetings of the Board of Directors held in the current fiscal year. He remarks as necessary on proposals and deliberations from a financial and accounting perspective while making use of his high-level expertise as a certified public accountant and tax accountant.

Corporate Auditor Yukinobu Ota	Mr. Yukinobu Ota attended all 15 meetings of the Board of Directors and all 11 meetings of the Board of Corporate Auditors held following his assumption of office on March 29, 2018. He remarks as necessary on proposals and deliberations based on his many years of experience at banks and other financial institutions.

Corporate Auditor Moriyuki Kurihara	Mr. Moriyuki Kurihara attended all 20 meetings of the Board of Directors and all 15 meetings of the Board of Corporate Auditors held in the current fiscal year. He remarks on legal adherence and matters of building and maintaining the Company’s systems of compliance from his perspective as an attorney at law.

Corporate Auditor Jotaro Fujii	Mr. Jotaro Fujii attended all 20 meetings of the Board of Directors and all 15 meetings of the Board of Corporate Auditors held in the current fiscal year. He remarks as necessary on proposals and deliberations based on his experience as a manager in the restaurant industry.

5.	Status of Accounting Auditors

(1)	Name

Ernst & Young ShinNihon LLC

(2)	Amount of remunerations

Amount paid (Thousands of yen)
Remuneration for the Accounting Auditors for the current fiscal year
Remuneration for services stipulated in Article 2, paragraph 1 of the Certified Public Accountants Act	200,000
Total cash or proceeds from other assets that should be paid by the Company to the Accounting Auditors	200,000

(Notes)	1.	The Board of Corporate Auditors of the Company reviewed matters including the content of the Accounting Auditors’ audit plan, performance of duties in past fiscal years, and the basis on which remuneration estimates are calculated. After deliberating on these matters in accordance with the “Practical Guidelines Regarding Cooperation with Accounting Auditors” published by the Japan Audit & Supervisory Board Members Association, the Board of Corporate Auditors granted the consent required pursuant to Article 399, paragraph 1 of the Companies Act for the remunerations paid to the Accounting Auditors.
	2.	The audit contract between the Company and its Accounting Auditors does not clearly distinguish between remuneration for audits based on the Companies Act and remuneration for audits based on the Financial Instruments and Exchange Act and the PCAOB auditing standards. It is practically impossible to make such a distinction. For this reason, the aggregate amounts of remuneration for these audit functions are stated as a remuneration amount based on the work related to audit attestation of the filing company.

(3)	Policy for dismissal or non-reappointment of the Accounting Auditors

In addition to the conditions for dismissal of Accounting Auditors stipulated under Article 340 of the Companies Act, in principle, the Board of Corporate Auditors will determine the detail of the proposal to be submitted to the general shareholders’ meeting regarding dismissal or non-reappointment of the Accounting Auditors if it is deemed unlikely that the Accounting Auditors will be able to perform audits properly.

6.	Systems for securing the appropriateness of business

(1)	Systems for ensuring the compliance of Directors and employees with the laws and regulations and articles of incorporation in the execution of their duties

(i)

The Group has established its Pepper Food Service Ethics Charter with the aim of ensuring that the behavior of its Directors and employees conforms to legal compliance and corporate ethics, on the basis of self-awareness that they are members of society. The Representative Director will repeatedly inform the Company’s Directors and employees of the Company’s fundamental mindset embodied in its management concept, corporate creed and business policy.

In addition, we will take steps to ensure thorough legal compliance and corporate ethics by distributing compliance handbooks to Directors and employees of the company and its franchisees, and by providing training as necessary.

(ii)

With respect to compliance, the Company has established compliance regulations and set up its Compliance Committee consisting of Directors and Corporate Auditors with the Representative Director and President acting as its chair. Accordingly, the committee will field proposals on compliance as necessary, and will deliberate on matters in cases where employees violate laws.

The Company has also set up an in-house compliance hotline so that employees can report legal violations. In addition, the Company has established regulations for safeguarding whistleblowers which prohibit any disadvantageous measures taken against employees who have reported incidents.

(iii)

As a system for ensuring that Directors and employees stringently comply with the laws and regulations and articles of incorporation, the department in charge will hold compliance training sessions and otherwise provide training on compliance as necessary for Directors and employees. In addition, the Group has established the Pepper Food Service Ethics Charter and will continually call attention to the importance of corporate ethics by providing guidance and promoting awareness in that regard.

(iv)

The Company’s Corporate Auditors, in conjunction with the Internal Audit Division, will audit the status of internal management of the Company’s respective divisions and restaurants, and the Board of Directors and others will provide instruction on making improvements as necessary based on such audit results.

(2)	Systems for preserving and managing information related to the execution of duties by Directors

With respect to information related to the execution of duties by Directors, the respective divisions in charge will appropriately prepare, preserve and manage such information in accordance with the Group’s document management policies, and the Internal Audit Division will audit the status of such information management and ensure that it is accessible upon request of Directors and Corporate Auditors.

(3)	Systems and rules for managing the risks of loss

The Group recognizes that appropriately managing various risks associated with corporate activities heightens the Company’s corporate value. The Company has established risk management policies and has set up its Risk Management Committee consisting of Directors and Corporate Auditors with the Representative Director and President acting as its chair. Accordingly, the committee will stipulate measures geared to addressing various risks. The Internal Audit Division will audit the status of implementing measures to address risk involving respective divisions of the Group, and will report such findings to the Risk Management Committee.

(4)	Systems for ensuring the efficient execution of duties by Directors

(i)

The Board of Directors will hold regular monthly meetings to make decisions on important matters. In addition, for basic matters regarding the execution of duties the Company has set up its Management Committee consisting of the Representative Director, Directors, Corporate Auditors, etc. and will accordingly execute duties flexibly and efficiently through deliberations and decision-making of that committee.

(ii)

At their meetings, the Board of Directors will provide supervision of Directors’ performance of their duties in respective divisions. They will also deliberate and make decisions on management plans and budgets and deliberate on progress made in that regard on a monthly basis.

(5)	Systems for ensuring the proper operation of corporate group consisting of the Company and its subsidiary

(i)

The Company has established affiliated company management policies for basic matters relating to management of the corporate group. It will accordingly take steps to ensure proper business operation and will request reports on a regular and as needed basis with respect to certain matters stipulated in those policies.

(ii)

The Company will sufficiently engage in discussions and deliberations with respect to risk related to important matters of subsidiary management in meetings of its Board of Directors, and will report on matters regarding subsidiary’s operating results, financial status and other such important information.

(iii)	The Company will furnish advice to subsidiary in order to ensure their efficient execution of duties. It will also evaluate the performance of subsidiary and provide support regarding management.

(iv)

The Company will collect necessary information regarding subsidiary and accurately assess operating information. It will also carry out internal audits once per year and otherwise ensure that internal controls are effectively and adequately implemented across all business aspects of subsidiary.

(6)	Matters relating to the Corporate Auditors’ request to have employees assist with their duties and matters relating to the independence of such employees from the directors

The Company will make decisions regarding employees who are to assist Corporate Auditors upon having engaged in discussion in that regard per request of the Corporate Auditors. In such cases, a Corporate Auditor shall exercise his or her right to direct and instruct such employee during the period designated by the Corporate Auditor.

(7)	Systems for reporting to the Corporate Auditors of the Company and systems for ensuring that the audit by the Corporate Auditors is conducted effectively

(i)	Systems for directors and employees to report to Corporate Auditors and systems for the effectiveness of audit activities conducted by Corporate Auditors

a.

Directors and employees shall immediately report to Corporate Auditors when discovering any fact that may cause significant damage to the Group and any fact of serious violation of laws and regulations or the articles of incorporation.

b.

Corporate Auditors are to take action that includes attending important meetings such as those of the Board of Directors and the Management Committee, viewing meeting minutes, requests for approval and other important documents, auditing Directors’ execution of their duties, and seeking explanations from Directors and employees as necessary.

c.

Corporate Auditors will strive to enhance the effectiveness of audits performed by Corporate Auditors by closely coordinating efforts with the Internal Audit Division and the Accounting Auditors through exchanges of information and other such means.

d.

The Representative Director and President will take steps to facilitate communication by regularly establishing a forum for exchanging information with the Corporate Auditors particularly with respect to matters regarding corporate management.

(ii)	Systems for directors, corporate auditors and employees of subsidiary, as well as those who have received reports from such directors, corporate auditors and employees, to report to Corporate Auditors

Directors, corporate auditors and employees of subsidiary, as well as those who have received reports from such directors, corporate auditors and employees, shall immediately report to the Company’s Corporate Auditors when discovering any fact that may cause significant damage to subsidiary and any fact of serious violation of laws and regulations or the articles of incorporation.

(iii)	Any person who made a report to the Corporate Auditors in accordance with the two preceding paragraphs shall not be treated unfavorably.

(iv)	When deemed necessary, the Corporate Auditors are to independently retain outside experts for the implementation of an audit.

(8)

Matters relating to the policy on procedures for prepayment or refund of expenses arising in relation to performance of duties of Corporate Auditors and processing of expenses or obligations arising in relation to the performance of other duties

When a Corporate Auditor claims prepayment, etc. from the Company in relation to the performance of duties under Article 388 of the Companies Act, the Company will promptly process the relevant expense or claim upon confirmation by the responsible department.

(9)	Systems to eliminate anti-social forces

The Company will disclose its policies prohibiting relationships with anti-social forces that could pose a threat to social order and safety in its policies for dealing with anti-social forces and its manual for dealing with anti-social forces. Moreover, should the Company become subject to an unreasonable demand or other such imposition, it will take a firm stance that will involve resolutely refusing such demands, accordingly coordinating efforts with law enforcement and other such external agencies, with the Company’s General Affairs Department acting as a point of contact in that regard.

(Operation status of the systems for securing the appropriateness of business in the current fiscal year)

(1)	Execution of duties by Directors

Having met 20 times during the current fiscal year, the Board of Directors has been making swift decisions on important matters and has dealt with reports on matters that include the status of execution of duties and the status of progress made with business plans and other objectives. It has also taken action with respect to compliance and risk management particularly in accordance with the articles of incorporation and in-house rules. The Company has also enhanced functions of control and supervision by establishing opportunities for its External Directors to actively furnish commentary through forums such as Board of Directors meetings.

(2)	Execution of duties by Corporate Auditors

The Corporate Auditors have checked systems for securing the appropriateness of the Company’s business through their attendance in meetings of the Board of Directors and Management Committee. In addition, their actions have also included reporting on matters such as the content and results of accounting audits furnished by the Accounting Auditors, exchanging opinions on issues and challenges regarding accounting and internal controls, and otherwise receiving reports on the status of internal audits from the division in charge of internal audits. The Corporate Auditors have appropriately furnished necessary advice to the division in charge of internal audits by regularly exchanging opinions with those in the division in charge of internal audits.

(3)	Compliance

The Company has established its Pepper Food Service Ethics Charter and has accordingly ensured that the charter reaches all officers and employees. In addition, the Company promptly investigated matters when developments conflicting with compliance arose, and accordingly took stringent action subsequent to deliberations of the Compliance Committee.

(4)	Elimination of anti-social forces

The Company has taken action to confirm that its business partners and others do not fit the description of anti-social forces. To such ends, the Company has been coordinating with the Federation for Action to Prevent Organized Crime within the Jurisdiction of the Tokyo Metropolitan Police Department (Tokuboren) and other such external agencies. Meanwhile, relevant divisions of the Company have been surveying business partners and checking their attributes to determine whether they should be deemed anti-social forces, and the General Affairs Division has been checking attributes of shareholders, officers and employees in that regard.

Consolidated Balance Sheet

(As of December 31, 2018)

(Thousands of yen)

ASSETS
Current assets	12,608,105
Cash and cash equivalents	6,732,918
Trade accounts receivable	2,838,720
Merchandise	456,780
Supplies	186,774
Accounts receivable – other	1,790,741
Deferred tax assets	105,158
Others	497,487
Allowance for doubtful accounts	(475)
Non-current assets	13,384,912
Property, plant and equipment	9,403,793
Buildings and structures	8,300,186
Machinery, equipment and vehicles	595,679
Tools, furniture and fixtures	446,373
Land	13,350
Construction in progress	48,203
Intangible assets	72,488
Investments and other assets	3,908,630
Investment securities	15,357
Long-term loans receivable	15,661
Lease and guarantee deposits	2,750,480
Deferred tax assets	243,032
Construction assistance fund receivables	697,188
Others	198,098
Allowance for doubtful accounts	(11,188)

Total assets	25,993,018

(All amounts are rounded down to the nearest thousand.)

(Thousands of yen)

LIABILITIES
Current liabilities	16,104,592
Accounts payable	7,097,697
Current portion long-term loan payable	2,270,134
Accounts payable – other	2,043,444
Income taxes payable	1,513,886
Deposits received	1,445,936
Asset retirement obligations	513
Provision for business structure improvement	331,585
Others	1,401,394
Non-current liabilities	6,142,559
Long-term loans payable	2,931,278
Guarantee deposits received	1,363,861
Asset retirement obligations	644,090
Provision for business structure improvement	1,187,460
Others	15,870

Total liabilities	22,247,152

NET ASSETS
Shareholders’ equity	3,556,042
Share capital	1,532,824
Share premium	813,337
Retained earnings	1,210,009
Treasury shares	(129)
Accumulated other comprehensive income	(13,326)
Valuation difference on available-for-sale securities	(1,562)
Foreign exchange translation adjustments	(11,764)
Stock acquisition rights	203,149

Total net assets	3,745,865

Total liabilities and net assets	25,993,018

(All amounts are rounded down to the nearest thousand.)

Consolidated Statement of Income

(January 1, 2018 to December 31, 2018)

(Thousands of yen)

Item	Amount
Net sales revenue		63,509,733
Cost of sales		36,275,656

Gross profit		27,234,076
Selling, general and administrative expenses		23,370,857

Operating profit		3,863,218
Non-operating income
Interest income	3,354
Dividend income	342
Sponsorship income	21,451
Prepaid card balances	34,401
Insurance income	11,020
Others	23,932	94,503

Non-operating expenses
Interest expenses	26,036
Share issuance costs	7,978
Theft and losses	42
Financing expenses	10,901
Cash excesses/shortages	9,637
Foreign exchange losses	17,797
Others	8,711	81,105

Ordinary profit		3,876,615
Extraordinary income
Gain on sales of non-current assets	333,132
Gains on reversal of Stock acquisition rights	213	333,346

Extraordinary losses
Loss on sales of non-current assets	115
Loss on disposals of non-current assets	3,360
Impairment loss	1,234,822
Provision for business structure improvement	1,310,433	2,548,732

Profit before income taxes		1,661,229
Income taxes	1,947,670
Adjustment to income tax	(164,639)	1,783,031

Loss		121,801

Loss attributable to owners of parent		121,801

(All amounts are rounded down to the nearest thousand.)

Consolidated Statement of Changes in Equity

(January 1, 2018 to December 31, 2018)

(Thousands of yen)

	Shareholders’ equity
	Share capital	Share premium	Retained earnings	Treasury shares	Total shareholders’ equity
Balance as of January 1, 2018	1,485,475	765,988	1,952,970	(129)	4,204,304
Changes during the fiscal year
Issuance of new shares	47,349	47,349			94,698
Dividends of surplus			(621,158)		(621,158)
Loss attributable to owners of parent			(121,801)		(121,801)
Purchase of treasury shares					—
Net changes of items other than shareholders’ equity
Total changes of items during the fiscal year	47,349	47,349	(742,960)	—	(648,262)
Balance as of December 31, 2018	1,532,824	813,337	1,210,009	(129)	3,556,042

	Accumulated other comprehensive income			Stock Acquisition Rights	Total net assets
	Valuation difference on available-for-sale securities	Foreign exchange translation adjustments	Total accumulated other comprehensive income
Balance as of January 1, 2018	1,152	9,800	10,953	71,569	4,286,827
Changes during the fiscal year
Issuance of new shares					94,698
Dividends of surplus					(621,158)
Loss attributable to owners of parent					(121,801)
Purchase of treasury shares					—
Net changes of items other than shareholders’ equity	(2,715)	(21,565)	(24,280)	131,580	107,299
Total changes of items during the fiscal year	(2,715)	(21,565)	(24,280)	131,580	(540,962)
Balance as of December 31, 2018	(1,562)	(11,764)	(13,326)	203,149	3,745,865

(All amounts are rounded down to the nearest thousand.)

Notes to Consolidated Financial Statements

1. Notes to key matters underlying the preparation of consolidated financial statements, etc.

Matters related to the scope of consolidation

(i) Number of consolidated subsidiaries: 1

(ii) Name of consolidated subsidiary: Kuni’s Corporation

2. Matters related to key accounting policies

(1) Valuation criteria and methods for assets

(i) Other marketable securities

• Instruments with a market value	Market Value Method, based on market price as of the date used for the settlement of accounts (note that valuation differences are estimated using the Total Net Assets Methods; while cost of sales uses the Moving Average Method)

• Instruments without a market value	Cost method that uses the Moving Average Method

(ii) Inventories

• Merchandise	Cost method determined by the Last Purchase Price Costing Method (First-In First-Out Method in some cases) (i.e. the method of writing down book value based on reductions in profitability for consolidated balance sheet values)

• Supplies	Cost method determined by the Last Purchase Price Costing Method (i.e. the method of writing down book value based on reductions in profitability for consolidated balance sheet values)

(2) Methods used to depreciate non-current assets

(i) Property, plant and equipment (not including lease assets)	Declining Balance Method

The number of useful years of service is generally as follows:

	Buildings and structures	2–18 years
	Machinery, equipment and vehicles	3–10 years
	Tools, furniture and fixtures	2–20 years

Note that Straight Line Method is used at an overseas consolidated subsidiary.

(ii) Intangible assets	Straight Line Method

Note that for the software, Straight Line Method is used based on the number of serviceable years it can be used in-house (5 years).

(iii) Long-term prepaid expenses	Straight Line Method

(3) Methods used to process key deferred assets Share issuance cost	The full amount is expensed at the time of pay-out.

(4) Accounting for key allowances

(i) Allowance for doubtful accounts	In order to prepare for losses from doubtful accounts receivable, the amount of un-collectibles is estimated using the loan/loss ratio for general receivables and the case-by-case potential for recovery for specific receivables such as those at risk of bad debt, with the respective amounts recorded in the accounts.

(ii) Provision for bonuses	The expected amount to be paid out in employee bonuses

Note that no provision for bonuses is recorded at the end of the fiscal year; this is because the payment periods for the summer and winter bonuses coincide with the first half and second half accounting periods.

(iii) Allowances for business structure improvement	The reasonably estimable amount of losses the Company expects to incur in or after the following fiscal year to improve business structure

Mainly included are the amounts that cannot be expected to be recovered from sales, sublease, etc. of non-cancelable rent for building lease agreements related to consolidated subsidiaries’ unprofitable stores and stores scheduled to be closed.

(5) Key hedge accounting methods

Hedge accounting methods	The special processing treatment “Tokurei-Shori” is used for those interest rate swaps that meet the requirements for such treatment.

(6) Other key matters underlying the preparation of consolidated financial statements

Accounting treatment of consumption taxes, etc.	The Net-of-Tax Method

3.  Notes to changes in accounting methods

Application of “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions”

As it has become possible to apply the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (Practical Solution Report No. 36 – January 12, 2018; hereinafter referred to as “Practical Solution Report No. 36”) after the publication date, we have done so; and we have decided to treat such transactions in line with the “Accounting Standards for Stock Options, etc.” (Corporate Accounting Standard No. 8 – December 27, 2005).

However, with regard to the application of Practical Solution Report No. 36, in accordance with the transitional treatment described in Item 10 (3) of Practical Solution Report No. 36, we have continued to use the accounting process that we had previously adopted with respect to any “transactions granting employees and others stock acquisition rights, which involve considerations, with vesting conditions” made prior to the effective date of Practical Solution Report No. 36.

This change has no effect on monetary values.

1.	An overview of stock acquisition rights, which involve considerations, with vesting conditions

(1)	Details of stock acquisition rights, which involve considerations, with vesting conditions

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options	June 14, 2016 Resolution of the Board of Directors on Stock Options
Category and number of persons granted options	Directors of the Company: 5 Auditors of the Company: 2 Employees of the Company: 91	Directors of the Company: 8 Auditors of the Company: 2 Employees of the Company: 119	Directors of the Company: 9 Auditors of the Company: 2 Employees of the Company: 119
Number of stock options granted by class of share (Note 1)	Common Stock 864,000 shares	Common Stock 533,000 shares	Common Stock 435,800 shares
Date granted	October 31, 2014	October 14, 2015	June 30, 2016
Vesting conditions	(Note 2)	(Note 3)	(Note 4)
Qualifying service period	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.
Rights exercise period	Apr 1, 2015 – Mar 31, 2018	Apr 1, 2016 – Apr 30, 2019	Apr 1, 2017 – Mar 31, 2020

(Notes)	1.	Converted into the number of underlying shares. In addition, we have converted the number of shares to the number obtained after the following stock splits: (i) July 1, 2015: 1 stock split into 3 shares; and (ii) September 1, 2017: 1 stock split into 2 shares.
	2.	(1)	The holders of stock acquisition rights may only exercise them if the audited Non-Consolidated Statement of Income (Consolidated Statement of Income if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for the fiscal years ended December 31, 2014 and 2015 show a cumulative operating profit in excess of ¥572 million. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference operating profit, the Board of Directors shall determine separate reference indicators.
		(2)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. a company with capital ties to the Company, such as a subsidiary, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(3)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(4)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
		(5)	It is not possible to exercise less than one stock acquisition right.
	3.	(1)	The holders of stock acquisition rights may only exercise their allocated rights if the audited Consolidated Statement of Income (Non-Consolidated Statement of Income if consolidated financial statements are not prepared) described in the Securities Report submitted by the Company for the fiscal year ended December 31, 2015 shows an operating profit in excess of ¥754 million. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference operating profit, the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.
		(2)	Even if the conditions in (1) above are satisfied, the stock acquisition rights shall be invalidated if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days (not including days with no closing price) on the Tokyo Stock Exchange for ordinary trades of the Company’s common stock falls below the value obtained by multiplying the exercise price by 60% (with fractions of ¥1 rounded down).
		(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
		(6)	It is not possible to exercise less than one stock acquisition right.

4.	(1)	The holders of stock acquisition rights may only exercise them if the audited Non-Consolidated Statement of Income (Consolidated Statement of Income if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for the fiscal year ended December 31, 2016 shows net sales revenue over ¥23,200 million and also a cumulative operating profit in excess of ¥1,031 million. In addition, if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference net sales revenue, then the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.
	(2)	Even if the conditions in (1) above are satisfied, the stock acquisition rights cannot be exercised if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days on the Tokyo Stock Exchange for ordinary trades of the Company’s common stock falls below the value obtained by multiplying the closing price on the business day prior to the resolution date of issuing the stock acquisition rights by 60% (with fractions of ¥1 rounded down).
	(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
	(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
	(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
	(6)	It is not possible to exercise less than one stock acquisition right.

(2)	Stock acquisition rights, which involve considerations, with vesting conditions – volume and changes

This covers those stock options in circulation during the current fiscal year, with the options translated into the number of underlying shares.

1)	Number of stock options

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Before vesting (shares)
As of previous fiscal year end	—	—
Granted	—	—
Annulled	—	—
Vested	—	—
Not vested (balance)	—	—
After vesting (shares)
As of previous fiscal year end	120,000	242,000
Vested	—	—
Rights exercised	112,200	85,800
Annulled	7,800	2,000
Not exercised (balance)	—	154,200

(Note)	We have converted the number of shares to the number obtained after the following stock splits: (i) July 1, 2015: 1 stock split into 3 shares; and (ii) September 1, 2017: 1 stock split into 2 shares.

2)	Unit price data

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Option exercise price (yen)	465	488
Average share price at time of exercise (yen)	4,807.3	4,995.6

2.	Overview of the accounting treatment adopted

When stock acquisition rights are issued, the amount paid in connection with the issue is recorded as “Stock Acquisition Rights” in the Net Assets section. When the stock acquisition rights are exercised and new shares are issued, the amount paid in connection with the issue of the stock acquisition rights and the amount paid in connection with the exercise of those rights are transferred to “Share capital” and “Legal capital surplus.”

Note that when stock acquisition rights are expired, the amount equivalent to the annulment is treated as profit for the fiscal year during which the annulment occurred.

4.	Notes to changes in presentation methods

(1)	Consolidated balance sheet

“Construction assistance funds receivable” were included in “others” under “investments and other assets” in the previous fiscal year. However, the importance of these funds has increased in terms of monetary amount and consequently they are reported separately from the current fiscal year.

“Construction assistance fund receivables” for the previous fiscal year were ¥48,028 thousand.

(2)	Consolidated statement of income

“Foreign exchange losses” were included in “others” under “non-operating expenses” in the previous fiscal year. However, these now account for more than 10% of the total value of non-operating expenses and consequently are reported separately from the current fiscal year.

“Foreign exchange losses” for the previous fiscal year were ¥2,609 thousand.

5.	Notes to consolidated balance sheet

(1)	Assets pledged as collateral and secured liabilities

(i)	Assets pledged as collateral

(Thousands of yen)
Accounts receivable - trade	2,361,466
Machinery, equipment and vehicles	344,132

Total	2,705,598

*	In addition to the above, trademark rights also have been pledged as collateral.

(ii)	Secured liabilities

(Thousands of yen)
Accounts payable	5,189,472

Total	5,189,472

(2)	Accumulated depreciation of property, plant and equipment: ¥2,791,583 thousand

(3)	Delayed draw term loan agreements and financial covenants

(i)

Of long-term loans payable, the delayed draw term loan agreement dated March 28, 2016, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥500,000 thousand; drawn loan balance at December 31, 2018: ¥136,688 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	500,000
Total loan executed	500,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2016.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2016.

(ii)

Of long-term loans payable, the delayed draw term loan agreement dated March 30, 2017, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥700,000 thousand; drawn loan balance at December 31, 2018: ¥387,672 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	700,000
Total loan executed	700,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2017.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2017.

(iii)

Of long-term loans payable, the delayed draw term loan agreement dated March 20, 2018, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥1,300,000 thousand; drawn loan balance at December 31, 2018: ¥1,300,000 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	1,300,000
Total loan executed	1,300,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2018.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2018.

6.	Notes to consolidated statement of changes in equity

(1)	Class and number of issued shares as of the end of the current fiscal year

Common stock	20,818,200 shares

(2)	Appropriation of surplus

(i)	Cash dividends paid, etc.

Resolution	Class of shares	Total amount of dividends (Thousands of yen)	Dividend per share (yen)	Record date	Effective date
Annual shareholders’ meeting held on March 29, 2018	Common stock	309,299	15.00	December 31, 2017	March 30, 2018
Board of Directors meeting held on July 30, 2018	Common stock	311,858	15.00	June 30, 2018	September 7, 2018

(ii)	Dividends payments whose record date is in the current fiscal year but whose effective date is in the following fiscal year

Planned date of resolution	Class of shares	Source of dividend	Total amount of dividends (Thousands of yen)	Dividend per share (yen)	Record date	Effective date
Annual shareholders’ meeting held on March 28, 2019	Common stock	Retained earnings	312,269	15.00	December 31, 2018	March 29, 2019

(3)	Class and number of shares to be issued upon the exercise of stock acquisition rights (excluding those whose exercise period has not yet commenced) as of the end of the current fiscal year

Common stock	154,200 shares

7.	Notes to Financial Instruments

(1)	Status of financial instruments

(i)	Policy on financial instruments

The Group obtains required funding by borrowing from banks. It invests its spare funds in highly safe financial assets. Its policy is to engage in derivative transactions solely to hedge interest rate risk when borrowing and to not engage in speculative transactions.

(ii)	Details of financial instruments, associated risk, and risk management system

Trade accounts receivable and accounts receivable – other, which are operating receivables, are exposed to the credit risk of customers and other receivable counterparties. With respect to said risk, the Company has established a system that manages the due dates and balances on a customer-by-customer basis and assess major customers and other counterparties’ credit status. However, many customers are franchisees of the Company. The Company collects a franchise guarantee deposit when a franchisee opens a restaurant. The guarantee deposits mitigate credit risk.

Investment securities are mainly shares of companies with which the Company has business relationships. Listed shares are exposed to the risk of market price fluctuations and are measured at fair value on a quarterly basis. For unlisted shares and affiliated company’s shares, the Company periodically reassesses the issuer’s financial condition and other relevant matters.

Lease and guarantee deposits are mainly associated with lease agreements for restaurants and other premises. Lease and guarantee deposits are exposed to the credit risk of the contractual counterparties involved. With respect to said risk, the Company conducts a credit screening when it starts doing business with a counterparty and endeavors to reassess contractual counterparties’ credit status at the time of contract renewal and whenever otherwise warranted.

Accounts payable, accounts payable – other, and income taxes payable, which are operating payables, are payable within one year.

Proceeds from short-term and long-term loans payable are used for working capital and to fund capital expenditures. Their maturity dates are within a maximum of three years from the balance sheet date.

Guarantee deposits received are mainly franchise guarantee deposits. They mitigate the impact of the franchisee credit risk to which the Company is exposed.

Additionally, operating payables and loans payable are exposed to liquidity risk. The Accounting Division manages liquidity risk by preparing and updating cash flow schedules on a timely basis based on reports from other organizational units.

(2)	Fair value of financial instruments

Book value, fair value and the differences between them as of December 31, 2018 are as follows.

Financial instruments with fair values that are extremely difficult to evaluate their fair value are not included in the table below (please refer to (Note 2) below):

		(Thousands of yen)
	Consolidated balance sheet amount	Fair value	Differences
(i) Cash and cash equivalents	6,732,918	6,732,918	—
(ii) Trade accounts receivable	2,838,720	2,838,720	—
(iii) Accounts receivable – other	1,790,741	1,790,741	—
(iv) Investment securities
Other securities	15,357	15,357	—
(v) Lease and guarantee deposits	2,750,480	1,850,019	(900,460)
Total assets	14,128,218	13,227,757	(900,460)
(i) Accounts payable	7,097,697	7,097,697	—
(ii) Accounts payable – other	2,043,444	2,043,444	—
(iii) Income taxes payable	1,513,886	1,513,886	—
(iv) Long-term loans payable *	5,201,412	5,202,991	1,579
(v) Guarantee deposits received	1,363,861	902,405	(461,455)
Total liabilities	17,220,302	16,760,425	(459,876)

*	The amount includes the current portion long-term loan payable.

(Note 1)	Method of determining fair values of financial instruments and other matters related to securities and derivatives transactions

Assets

(i) Cash and cash equivalents, (ii) Trade accounts receivable and (iii) Accounts receivable – other:

As these accounts are settled in a short period of time, their fair values are almost equal to their book values. Therefore, the book values are deemed to be their fair values.

(iv) Investment securities:

The fair value of investment securities is determined using quoted prices on the stock exchange.

(v) Lease and guarantee deposits:

The fair value of Lease and guarantee deposits is measured by discounting their future cash flows to present value using an interest rate comprising an appropriate benchmark rate (e.g., government bond yield) plus a credit spread based on the estimated period from fiscal year-end to the deposits’ refund date.

Liabilities

(i) Accounts payable, (ii) Accounts payable – other and (iii) Income taxes payable:

As these accounts are settled in a short period of time, their fair values are almost equal to their book values. Therefore, the book values are deemed to be their fair values.

(iv) Long-term loans payable:

Of the fair value of long-term loans payable, floating-rate loans’ fair value is deemed essentially equivalent to their book values because their interest rates adjust over short timeframes to reflect market rates and because the Company’s creditworthiness has not materially changed since the loans were funded. The floating-rate loans’ fair value is therefore measured at their book values.

Fixed-rate loans’ fair value is measured by discounting total principal and interest payments to present value using the interest rate that hypothetically would be charged on an identical new loan.

The fair value of long-term floating-rate loans payable subject to special accounting treatment involving interest rate swaps is measured by discounting the loans and interest rate swaps’ total combined principal and interest payments to present value using a reasonable estimate of the interest rate that would be charged on an identical new loan.

(v) Guarantee deposits received:

The fair value of guarantee deposits received is measured by discounting their future cash flows to present value using an interest rate comprising an appropriate benchmark rate (e.g., government bond yield) plus a credit spread based on the estimated period from fiscal year-end to the deposits’ refund date.

(Note 2)	Financial instruments whose fair value is deemed to be extremely difficult to determine

(Thousands of yen)
Classification	Consolidated balance sheet amount
Investment securities (unlisted stocks)	0

Because their market values are not available and their fair values are extremely difficult to evaluate, they are not included in the above table.

(Note 3)	Redemption schedule for monetary claims after balance sheet date

	(Thousands of yen)
	Less than 1 year	Over 1 to 5 years	Over 5 to 10 years	Over 10 years
Deposits	6,540,110	—	—	—
Trade accounts receivable	2,838,720	—	—	—
Accounts receivable – other	1,790,741	—	—	—
Total	11,169,572	—	—	—

(Note 4)	Repayment schedule for long-term loans payable after balance sheet date

	(Thousands of yen)
	Less than 1 year	Over 1 to 2 years	Over 2 to 3 years	Over 3 to 4 years	Over 4 to 5 years	Over 5 years
Long-term loans payable	2,270,134	1,900,965	1,030,313	—	—	—
Total	2,270,134	1,900,965	1,030,313	—	—	—

8.	Notes to investment and rental property

Omitted because investment and rental property’s total value is immaterial.

9.	Notes to asset retirement obligations

Asset retirement obligations recorded in the consolidated balance sheet

(i)	Description of asset retirement obligations

The asset retirement obligations are mainly restoration obligations associated with restaurant and other real estate lease agreements.

(ii)	Calculation method for asset retirement obligations

The discount rates used for calculating the amount of the asset retirement obligations are 0.2% to 3.2%, corresponding with the estimated useful lives of 16 to 31 years from acquisition for the relevant assets.

(iii)	Increase and decrease of asset retirement obligations for the current fiscal year

(Thousands of yen)
Balance at the beginning of the fiscal year	315,007
Increase in relation to the acquisition of property, plant and equipment	378,515
Adjustment due to passage of time	4,557
Decrease due to performance of the obligations	(19,020)
Other increase (decrease)	(34,455)

Balance at the end of the fiscal year	644,603

10.	Notes to per share information

(1)	Net assets per share:	¥170.18
(2)	Net loss per share:	¥5.87

11.	Notes to significant subsequent events

Not applicable.

Non-Consolidated Balance Sheet

(As of December 31, 2018)

(Thousands of yen)

ASSETS
Current assets	12,417,955
Cash and cash equivalents	6,607,542
Trade accounts receivable	2,836,774
Merchandise	444,432
Supplies	186,241
Advance payments – trade	0
Prepaid expenses	330,360
Short-term loans receivable	521,341
Accounts receivable – other	1,790,741
Advances paid	40,160
Deferred tax assets	105,158
Others	80,704
Allowance for doubtful accounts	(525,504)
Non-current assets	13,196,726
Property, plant and equipment	9,403,793
Buildings	8,300,186
Machinery and equipment	583,797
Vehicles	11,882
Tools, furniture and fixtures	446,373
Land	13,350
Construction in progress	48,203
Intangible assets	72,488
Leasehold right	30,958
Software	39,773
Telephone subscription right	1,756
Investments and other assets	3,720,445
Investment securities	15,357
Investments in capital	170
Long-term loans receivable	1,410,070
Long-term prepaid expenses	134,055
Long-term accounts receivable – other	7,204
Guarantee deposits	1,070
Lease and guarantee deposits	2,564,437
Deferred tax assets	243,032
Construction assistance fund receivables	697,188
Others	53,455
Allowance for doubtful accounts	(1,405,597)

Total assets	25,614,681

(All amounts are rounded down to the nearest thousand.)

(Thousands of yen)

LIABILITIES
Current liabilities	15,653,235
Accounts payable	7,081,165
Current portion long-term loan payable	2,270,134
Accounts payable – other	1,983,802
Accrued expenses	878,082
Income taxes payable	1,513,506
Accrued consumption taxes	377,520
Advances received	102,411
Deposits received	1,437,469
Asset retirement obligations	513
Others	8,629
Non-current liabilities	6,215,580
Long-term loans payable	2,931,278
Guarantee deposits received	1,363,861
Asset retirement obligations	635,889
Provision for loss on guarantees	1,268,682
Others	15,870

Total liabilities	21,868,816

NET ASSETS
Shareholders’ equity	3,544,277
Share capital	1,532,824
Share premium	813,337
Legal capital surplus	813,337
Retained earnings	1,198,245
Legal retained earnings	30,335
Other retained earnings	1,167,909
Retained earnings brought forward	1,167,909
Treasury shares	(129)
Valuation and translation adjustments	(1,562)
Valuation difference on available-for-sale securities	(1,562)
Stock acquisition rights	203,149

Total net assets	3,745,865

Total liabilities and net assets	25,614,681

(All amounts are rounded down to the nearest thousand.)

Non-Consolidated Statement of Income

(January 1, 2018 to December 31, 2018)

(Thousands of yen)

Item	Amount
Net sales revenue		62,650,371
Cost of sales		35,950,686

Gross profit		26,699,685
Selling, general and administrative expenses		21,914,709

Operating profit		4,784,975
Non-operating income
Interest income	3,354
Dividend income	342
Rent income	3,442
Sponsorship income	21,451
Prepaid card balances	34,390
Insurance income	11,020
Others	20,491	94,492

Non-operating expenses
Interest expenses	26,036
Share issuance costs	7,978
Depreciation of assets for rent	377
Financing expenses	10,901
Theft and losses	42
Loss on cancellation of rental contracts	1,934
Cash excesses/shortages	9,637
Foreign exchange losses	17,797
Others	6,399	81,105

Ordinary profit		4,798,362
Extraordinary income
Gain on sales of non-current assets	333,132
Gain on reversal of stock acquisition rights	213	333,346

Extraordinary losses
Loss on sales of non-current assets	115
Loss on disposals of non-current assets	3,360
Impairment loss	76,818
Loss on valuation of shares of subsidiary	611,501
Provision for doubtful accounts	1,919,437
Provision for loss on guarantees	1,268,682	3,879,917

Profit before income taxes		1,251,791
Income taxes	1,947,670
Adjustment to income tax	(165,191)	1,782,479

Loss		530,687

(All amounts are rounded down to the nearest thousand.)

Non-Consolidated Statement of Changes in Equity

(January 1, 2018 to December 31, 2018)

(Thousands of yen)

	Shareholders’ equity
	Share capital	Share premium		Retained earnings
		Legal capital surplus	Total share premiums	Legal retained earnings	Other retained earnings	Total retained earnings
					Retained earnings brought forward
Balance as of January 1, 2018	1,485,475	765,988	765,988	30,335	2,319,755	2,350,091
Changes during the fiscal year
Issuance of new shares	47,349	47,349	47,349
Dividends of surplus					(621,158)	(621,158)
Loss					(530,687)	(530,687)
Purchase of treasury shares
Net changes of items other than shareholders’ equity
Total changes of items during the fiscal year	47,349	47,349	47,349	—	(1,151,845)	(1,151,845)
Balance as of December 31, 2018	1,532,824	813,337	813,337	30,335	1,167,909	1,198,245

	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury shares	Total shareholders’ equity	Valuation difference on available-for- sale securities	Total valuation and translation adjustments
Balance as of January 1, 2018	(129)	4,601,425	1,152	1,152	71,569	4,674,148
Changes during the fiscal year
Issuance of new shares		94,698				94,698
Dividends of surplus		(621,158)				(621,158)
Loss		(530,687)				(530,687)
Purchase of treasury shares		—				—
Net changes of items other than shareholders’ equity			(2,715)	(2,715)	131,580	128,865
Total changes of items during the fiscal year	—	(1,057,147)	(2,715)	(2,715)	131,580	(928,282)
Balance as of December 31, 2018	(129)	3,544,277	(1,562)	(1,562)	203,149	3,745,865

(All amounts are rounded down to the nearest thousand.)

Notes to Non-Consolidated Financial Statements

1. Notes to significant accounting policies

(1) Valuation standards and methods for assets

(i) Shares of subsidiaries and affiliates	Cost method that uses the Moving Average Method

(ii) Other marketable securities

• Instruments with a market value	Market Value Method, based on market price as of the date used for the settlement of accounts (note that valuation differences are estimated using the Total Net Assets Methods; while cost of sales uses the Moving Average Method)

• Instruments without a market value	Cost method that uses the Moving Average Method

(iii) Inventories

• Merchandise	Cost method determined by the Last Purchase Price Costing method (First-In First-Out Method in some cases) (i.e. the method of writing down book value based on reductions in profitability for non-consolidated balance sheet values)

• Supplies	Cost method determined by the Last Purchase Price Costing Method (i.e. the method of writing down book value based on reductions in profitability for non-consolidated balance sheet values)

(2) Methods used to depreciate non-current assets

(i) Property, plant and equipment (not including lease assets)	Declining Balance Method

The number of useful years of service is generally as follows:

	Buildings	2–18 years
	Machinery and equipment	3–10 years
	Tools, furniture and fixtures	2–20 years

(ii) Intangible assets	Straight Line Method

Note that for the software, the Straight Line Method is used based on the number of serviceable years it can be used in-house (5 years).

(iii) Long-term prepaid expenses	Straight Line Method

(3) Methods used to process deferred assets Share issuance cost	The full amount is expensed at the time of pay-out.

(4) Accounting for allowances

(i) Allowance for doubtful accounts	In order to prepare for losses from doubtful accounts receivable, the amount of un-collectibles is estimated using the loan/loss ratio for general receivables and the case-by-case potential for recovery for specific receivables such as those at risk of bad debt, with the respective amounts recorded in the accounts.

(ii) Provision for bonuses	The expected amount to be paid out in employee bonuses

Note that no provision for bonuses is recorded at the end of the fiscal year; this is because the payment periods for the summer and winter bonuses coincide with the first half and second half accounting periods.

(iii) Provision for loss on guarantees	In order to prepare for losses related to guarantee of debt for a subsidiary, an estimated amount of the loss burden is recorded, taking into account the financial situation, etc. of the subsidiary.

(5) Other matters underlying the preparation of non-consolidated financial statements

Accounting treatment of consumption taxes, etc.	The Net-of-Tax Method

2.  Notes to changes in accounting methods

Application of “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions”

As it has become possible to apply the “Practical Solution on Transactions Granting Employees and Others Stock Acquisition Rights, which Involve Considerations, with Vesting Conditions” (Practical Solution Report No. 36 – January 12, 2018; hereinafter referred to as “Practical Solution Report No. 36”) after the publication date, we have done so; and we have decided to treat such transactions in line with the “Accounting Standards for Stock Options, etc.” (Corporate Accounting Standard No. 8 – December 27, 2005).

However, with regard to the application of Practical Solution Report No. 36, in accordance with the transitional treatment described in Item 10 (3) of Practical Solution Report No. 36, we have continued to use the accounting process that we had previously adopted with respect to any “transactions granting employees and others stock acquisition rights, which involve considerations, with vesting conditions” made prior to the effective date of Practical Solution Report No. 36.

This change has no effect on monetary values.

1.	An overview of stock acquisition rights, which involve considerations, with vesting conditions

(1)	Details of stock acquisition rights, which involve considerations, with vesting conditions

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options	June 14, 2016 Resolution of the Board of Directors on Stock Options
Category and number of persons granted options	Directors of the Company: 5 Auditors of the Company: 2 Employees of the Company: 91	Directors of the Company: 8 Auditors of the Company: 2 Employees of the Company: 119	Directors of the Company: 9 Auditors of the Company: 2 Employees of the Company: 119
Number of stock options granted by class of share (Note 1)	Common Stock 864,000 shares	Common Stock 533,000 shares	Common Stock 435,800 shares
Date granted	October 31, 2014	October 14, 2015	June 30, 2016
Vesting conditions	(Note 2)	(Note 3)	(Note 4)
Qualifying service period	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.	There is no qualifying service period stipulated.
Rights exercise period	Apr 1, 2015 – Mar 31, 2018	Apr 1, 2016 – Apr 30, 2019	Apr 1, 2017 – Mar 31, 2020

(Notes)	1.	Converted into the number of underlying shares. In addition, we have converted the number of shares to the number obtained after the following stock splits: (i) July 1, 2015: 1 stock split into 3 shares; and (ii) September 1, 2017: 1 stock split into 2 shares.
	2.	(1)	The holders of stock acquisition rights may only exercise them if the audited Non-Consolidated Statement of Income (Consolidated Statement of Income if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for the fiscal years ended December 31, 2014 and 2015 show a cumulative operating profit in excess of ¥572 million.
Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference operating profit, the Board of Directors shall determine separate reference indicators.
		(2)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. a company with capital ties to the Company, such as a subsidiary, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(3)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(4)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
		(5)	It is not possible to exercise less than one stock acquisition right.
	3.	(1)	The holders of stock acquisition rights may only exercise their allocated rights if the audited Consolidated Statement of Income (Non-Consolidated Statement of Income if consolidated financial statements are not prepared) described in the Securities Report submitted by the Company for the fiscal year ended December 31, 2015 shows an operating profit in excess of ¥754 million. Note that if the application of International Financial Reporting Standards should cause a significant change in the concept of the reference operating profit, the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.
		(2)	Even if the conditions in (1) above are satisfied, the stock acquisition rights shall be invalidated if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days (not including days with no closing price) on the Tokyo Stock Exchange for ordinary trades of the Company’s common stock falls below the value obtained by multiplying the exercise price by 60% (with fractions of ¥1 rounded down).
		(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
		(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
		(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
		(6)	It is not possible to exercise less than one stock acquisition right.

4.	(1)	The holders of stock acquisition rights may only exercise them if the audited Non-Consolidated Statement of Income
(Consolidated Statement of Income if consolidated financial statements are prepared) described in the Securities Report submitted by the Company for the fiscal year ended December 31, 2016 shows net sales revenue over ¥23,200 million and also a cumulative operating profit in excess of ¥1,031 million. In addition, if the application of International
Financial Reporting Standards should cause a significant change in the concept of the reference net sales revenue, then the Company shall ensure that the Board of Directors determines separate reference indicators, within a reasonable range.
(2)	Even if the conditions in (1) above are satisfied, the stock acquisition rights cannot be exercised if, even once during the period between the date the stock acquisition rights are assigned until the date the exercise period for the rights expires, the average closing price over five consecutive trading days on the Tokyo Stock Exchange for ordinary trades of the
Company’s common stock falls below the value obtained by multiplying the closing price on the business day prior to the resolution date of issuing the stock acquisition rights by 60% (with fractions of ¥1 rounded down).
(3)	When stock acquisition rights are exercised, the holder of the rights must be a director, an auditor, or an employee of the
Company or an affiliated company (i.e. affiliated companies as prescribed in the rules on terminology, formats, and preparation methods for financial statements, etc.). However, this shall not apply to anyone who has left their post due to expiration of their term of office, mandatory retirement age, or on any other reasonable grounds.
(4)	Stock acquisition rights may not be exercised by an heir of the rights holder.
(5)	Stock acquisition rights may not be exercised if, in so doing, the total number of the Company’s issued shares would exceed the number of authorized shares.
(6)	It is not possible to exercise less than one stock acquisition right.

(2)	Stock acquisition rights, which involve considerations, with vesting conditions – volume and changes

This covers those stock options in circulation during the current fiscal year, with the options translated into the number of underlying shares.

1)	Number of stock options

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Before vesting (shares)
As of previous fiscal year end	—	—
Granted	—	—
Annulled	—	—
Vested	—	—
Not vested (balance)	—	—
After vesting (shares)
As of previous fiscal year end	120,000	242,000
Vested	—	—
Rights exercised	112,200	85,800
Annulled	7,800	2,000
Not exercised (balance)	—	154,200

(Note)	We have converted the number of shares to the number obtained after the following stock splits: (i) July 1, 2015: 1 stock split into 3 shares; and (ii) September 1, 2017: 1 stock split into 2 shares.

2)	Unit price data

	October 14, 2014 Resolution of the Board of Directors on Stock Options	September 28, 2015 Resolution of the Board of Directors on Stock Options
Option exercise price (yen)	465	488
Average share price at time of exercise (yen)	4,807.3	4,995.6

2.	Overview of the accounting treatment adopted

When stock acquisition rights are issued, the amount paid in connection with the issue is recorded as “Stock Acquisition Rights” in the Net Assets section. When the stock acquisition rights are exercised and new shares are issued, the amount paid in connection with the issue of the stock acquisition rights and the amount paid in connection with the exercise of those rights are transferred to “Share Capital” and “Legal capital surplus.”

Note that when stock acquisition rights are annulled, the amount equivalent to the annulment is treated as profit for the fiscal year during which the annulment occurred.

3.	Notes to changes in presentation methods

(1)	Non-consolidated balance sheet

“Construction assistance fund receivables” were included in “others” under “investments and other assets” in the previous fiscal year. However, the importance of these funds has increased in terms of monetary amount and consequently they are reported separately from the current fiscal year.

“Construction assistance fund receivables” for the previous fiscal year were ¥48,028 thousand.

(2)	Non-consolidated statement of income

“Insurance income” were included in “others” under “non-operating income” in the previous fiscal year. However, these now account for more than 10% of the total value of non-operating income and consequently are reported separately from the current fiscal year.

“Insurance income” for the previous fiscal year were ¥6,551 thousand.

“Foreign exchange losses” were included in “others” under “non-operating expenses” in the previous fiscal year. However, these now account for more than 10% of the total value of non-operating expenses and consequently are reported separately from the current fiscal year.

“Foreign exchange losses” for the previous fiscal year were ¥2,667 thousand.

4.	Notes to non-consolidated balance sheet

(1)	Assets pledged as collateral and corresponding liabilities are as follows:

(i)	Assets pledged as collateral

(Thousands of yen)
Trade accounts receivable	2,361,466
Machinery and equipment	344,132

Total	2,705,598

*	In addition to the above, trademark rights also have been pledged as collateral.

(ii)	Corresponding liabilities

(Thousands of yen)
Accounts payable	5,189,472

Total	5,189,472

(2)	Accumulated depreciation of property, plant and equipment: ¥2,684,307 thousand

(3)	Delayed draw term loan agreements and financial covenants

(i)

Of long-term loans payable, the delayed draw term loan agreement dated March 28, 2016, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥500,000 thousand; drawn loan balance at December 31, 2018: ¥136,688 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	500,000
Total loan executed	500,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2016.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2016.

(ii)

Of long-term loans payable, the delayed draw term loan agreement dated March 30, 2017, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥700,000 thousand; drawn loan balance at December 31, 2018: ¥387,672 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	700,000
Total loan executed	700,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2017.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2017.

(iii)

Of long-term loans payable, the delayed draw term loan agreement dated March 20, 2018, between the Company and MUFG Bank, Ltd. (total contractual loan amount: ¥1,300,000 thousand; drawn loan balance at December 31, 2018: ¥1,300,000 thousand) contains financial covenants.

The undrawn balance pursuant to the above agreement was as follows as of the end of the current fiscal year.

(Thousands of yen)
Term Loan
Total contractual amount	1,300,000
Total loan executed	1,300,000

Total loan not executed	—

Notwithstanding the term loan agreement’s interest rate provisions, if financial covenant (a) below is breached, the interest rate payable on the drawn loan balance will change to a base rate plus a spread plus 25 basis points for the period from the date corresponding to four months from every fiscal year-end date to the day before the earliest interest payment due date after the day after the following year’s date corresponding to four months from the fiscal year-end date. If financial covenant (b) is breached, the entire loan balance drawn pursuant to the term loan agreement will become immediately due and payable.

Maintenance of ordinary profit

(a)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded after the fiscal year ended December 31, 2018.

(b)

The Company undertakes to ensure that for the ordinary profit or loss presented in its non-consolidated statement of income for each fiscal year, any ordinary loss will not be recorded for two consecutive fiscal years after the fiscal year ended December 31, 2018.

(4)	Monetary claims and monetary obligations to subsidiaries and associates

Short-term monetary claims:	¥525,029 thousand
Long-term monetary claims:	¥1,394,408 thousand

(5)	Guarantee obligations

The Company has guaranteed rent and other obligations related to building lease agreements entered into by its subsidiary Kuni’s Corporation. Total rent payable pursuant to said building lease agreements during its non-cancelable term is ¥3,327,871 thousand.

5.	Notes to non-consolidated statement of income

Transactions with affiliated companies

Turnover from operating transactions

Net sales revenue	¥56,137 thousand

6.	Notes to non-consolidated statement of changes in equity

Class and number of treasury shares as of December 31, 2018

Common stock	220 shares

7.	Notes to tax effect accounting

(1)	Breakdown of significant components of deferred tax assets and deferred tax liabilities

(Thousands of yen)
Deferred tax assets
Accrued enterprise tax	85,180
Valuation difference on available-for-sale securities	689
Impairment loss	53,049
Allowance for doubtful accounts	591,303
Loss on valuation of investment securities	10,717
Niku (Beef) Money deposit liability	397,978
Depreciation	151,496
Asset retirement obligations	194,866
Provision for loss on guarantees	388,470
Loss on valuation of shares of subsidiary	189,338
Others	44,376

Subtotal of deferred tax assets	2,107,465
Valuation allowance	(1,602,363)

Total of deferred tax assets	505,102

Deferred tax liabilities
Asset retirement obligations	156,911

Total of deferred tax liabilities	156,911

Net amount of deferred tax assets	348,191

(2)	Breakdown of significant differences between the effective statutory tax rate and the effective income tax rate after the application of tax effect accounting

Effective statutory tax rate	30.9%
(Adjustments)
Non-deductible expenses for tax purposes such as entertainment expenses	1.5%
Non-deductible inhabitant tax	8.1%
Increase of valuation allowance	111.7%
Share-based compensation expenses	2.1%
Tax credits for salary growth	(11.7)%
Others	(0.1)%

Effective income tax rate after the application of tax effect accounting	142.4%

8.	Notes to related party transactions

(1)	Parent company and major corporate shareholders, etc.

Type	Name	Percentage of voting rights, etc. held (held by others)	Relationship with related party	Details of transaction	Transaction amount (Thousands of yen)	Item	Balance at end of period (Thousands of yen)
Major shareholder	SFoods Inc.	(Held by others) Directly held: 11.8%	Food supply to our restaurants
				Purchase of ingredients (Notes 1 and 2)	25,192,593	Accounts payable	5,189,472
				Collateral securing accounts payable (Note 3)	5,189,472	—	—

(Notes)	1.	Consumption taxes are not included in the transaction amount but are included in the balance at end of period.
	2.	Transaction terms and other details are determined through negotiation on a case-by-case basis.
	3.	Transaction amount is the balance as of the end of the current fiscal year. It includes consumption taxes. Pledged assets of ¥2,705,598 thousand are provided, including trade accounts receivable account for ¥2,361,466 thousand while machinery and equipment account for ¥344,132 thousand. In addition to these assets, trademark rights are also pledged as collateral.

(2)	Subsidiaries and associates, etc.

Type	Name	Percentage of voting rights, etc. held (held by others)	Relationship with related party	Details of transaction	Transaction amount (Thousands of yen)	Item	Balance at end of period (Thousands of yen)
Subsidiary	Kuni’s Corporation	(Held) Directly held: 100%	Sale of food ingredients, etc. Interlocking of officers Loan of funds Guarantee of rent and other obligations
				Sale of food ingredients, etc. (Note 1)	102,849	Trade accounts receivable	416
						Advances paid (Note 2)	8,628
				Loan of funds	1,025,371	Short-term loans receivable	515,983
						Long-term loans receivable (Note 2)	1,394,408
				Debt guarantees (Notes 2 and 3)	3,327,871	—	—

(Notes)	1.	The Company sells part of the procurements, including food ingredients, etc. used by the subsidiary. The conditions of the transactions are decided at the time of each price negotiation, for which consideration is given to actual market conditions.
	2.	With respect to the loan of funds to the subsidiary, a total allowance for doubtful accounts of ¥1,919,437 thousand was recorded, and taking into consideration the financial position, etc. of the subsidiary, an estimated loss amount of ¥1,268,682 thousand was recorded as provision for loss on guarantees in non-current liabilities. In addition, in the current fiscal year, the Company recorded a provision for doubtful accounts of ¥1,919,437 thousand and a provision for loss on guarantees of ¥1,268,682 thousand in extraordinary losses.
	3.	Joint guarantee is provided for payment of rent based on the building lease agreements entered by the subsidiary. There is no receipt of guarantee fee, etc.

9.	Notes to per share information

(1)	Net assets per share:	¥170.18
(2)	Net loss per share:	¥25.57

10.	Notes to significant subsequent events

Not applicable.

Audit Report of Accounting Auditors on Non-Consolidated Financial Statements

(Translation)

Independent Auditor’s Report

February 25, 2019

The Board of Directors

Pepper Food Service Co., Ltd.

Ernst & Young ShinNihon LLC

/s/ Tetsuya Naito
Tetsuya Naito
Certified Public Accountant
Designated and Engagement Partner

/s/ Seiko Ishimaru
Seiko Ishimaru
Certified Public Accountant
Designated and Engagement Partner

/s/ Shigeyuki Honda
Shigeyuki Honda
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 444, paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Pepper Food Service Co., Ltd. (the “Company”) applicable to the fiscal year from January 1, 2018 through December 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. The purpose of an audit of the consolidated financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Pepper Food Service Group, which consisted of the Company and consolidated subsidiary, applicable to the fiscal year ended December 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Translation)

Independent Auditor’s Report

February 25, 2019

The Board of Directors

Pepper Food Service Co., Ltd.

Ernst & Young ShinNihon LLC

/s/ Tetsuya Naito Tetsuya Naito
Certified Public Accountant
Designated and Engagement Partner

/s/ Seiko Ishimaru Seiko Ishimaru
Certified Public Accountant
Designated and Engagement Partner

/s/ Shigeyuki Honda Shigeyuki Honda
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, paragraph 2, item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Pepper Food Service Co., Ltd. (the “Company”) applicable to the 34th fiscal year from January 1, 2018 through December 31, 2018.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of these financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. The purpose of an audit of the financial statements is not to express an opinion on the effectiveness of the entity’s internal control, but in making these risk assessments the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Pepper Food Service Co., Ltd. applicable to the 34th fiscal year ended December 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

Audit Report of Board of Corporate Auditors

(Translation)

Audit Report

Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of Directors of Pepper Food Service Co., Ltd. (the “Company”) during the 34th term from January 1, 2018 through December 31, 2018. The Board of Corporate Auditors hereby reports as follows.

1.	Auditing Methodology Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

(1)

The Board of Corporate Auditors established auditing policies, the assignment of the duties, etc., and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors etc. and Accounting Auditors regarding the status of performance of their duties, and sought explanations as necessary.

(2)

In compliance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors and based on the auditing policy and the assignment of duties, etc., each Corporate Auditor had taken steps to facilitate communication with Directors of the Company and the Internal Audit Division as well as others, has endeavored to gather information and improve the audit environment, and conducted auditing with the following methods.

i)

Each Corporate Auditor attended the Board of Directors meetings and other important meetings, received reports from Directors, employees and others on the performance of their duties and sought explanations regarding such reports as necessary. In addition, each Corporate Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and operating stores. As for the subsidiary of the Company, each Corporate Auditor communicated and exchanged information with the directors and others of the subsidiary and received reports regarding its business as necessary.

ii)

Each Corporate Auditor periodically received reports from Directors, employees and others, sought explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report that the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and the system stipulated in Article 362, paragraph 4, item 6 of the Companies Act and Article 100, paragraphs 1 and 3 of the Regulation for Enforcement of the Companies Act, which are necessary for ensuring the properness of operations of the corporate group consisting of the Company and its subsidiaries.

iii)

Each Corporate Auditor monitored and verified whether the Accounting Auditors maintained their independence and implemented appropriate audits, and received reports regarding the performance of their duties and sought explanations as necessary. In addition, the Corporate Auditors received notice from the Accounting Auditors that “System to Ensure Appropriate Execution of the Duties of the Accounting Auditors” (the matters set forth in the items of Article 131 of the Regulation on Accounting of Companies) is organized in accordance with the “Quality Control Standards Relating to Auditing” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methodology, the Corporate Auditors examined the business report and the supplementary schedules thereto, and the non-consolidated financial statements for the current fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of changes in equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for the current fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of changes in equity and notes to the consolidated financial statements).

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

i)

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

ii)

With respect to the performance of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations or the Articles of Incorporation of the Company in the course of the performance of duties of the Directors.

iii)

In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the description concerning the internal control systems in the business report and the performance of duties of the Directors.

(2)	Results of Audit of the Non-Consolidated Financial Statements and Supplementary Schedules

In our opinion, the methodology and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the Accounting Auditors, are appropriate.

(3)	Results of Audit of the Consolidated Financial Statements

In our opinion, the methodology and results of the audit employed and rendered by Ernst & Young ShinNihon LLC, the Accounting Auditors, are appropriate.

February 25, 2019	Board of Corporate Auditors of Pepper Food Service Co., Ltd.
	Full-Time External Corporate Auditor Yukinobu Ota External Corporate Auditor Moriyuki Kurihara External Corporate Auditor Jotaro Fujii	(Seal) (Seal) (Seal)

Reference Documents for the Shareholders Meeting

Proposal:	Appropriation of Surplus

The Company proposes the appropriation of surplus as follows.

Year-end Dividends

The Company’s basic policy is to distribute profits to shareholders by taking into comprehensive consideration the financial position, operating results and the overall management of the Company while securing internal reserves in preparation for future business growth.

While we sincerely regret reporting a net loss for the fiscal year ended December 31, 2018, we have decided to appropriate surplus as follows in order to maintain a stable dividend.

(i)	Type of dividend property

To be paid in cash.

(ii)	Proposed appropriation of dividend assets and total amount of dividend payment

¥15.00 per common stock of the Company

Total amount of dividends:	¥312,269,700

(iii)	Effective date of dividend payment

March 29, 2019